Exhibit (d)(4)

CONSENT UNDER CONFIDENTIALITY AGREEMENT

THIS CONSENT UNDER CONFIDENTIALITY AGREEMENT (“Consent”) is being given as of February 2, 2015 by E2open, Inc., a Delaware corporation (“E2open”) in favor of Insight Venture Partners, LLC (“Insight”).

Reference is made to that certain Confidentiality Agreement, dated as of November 26, 2014 (as amended, supplemented or otherwise modified from time to time, the “Confidentiality Agreement”), between E2open and Insight. Capitalized terms used in this Consent but not otherwise defined herein shall have the respective meanings ascribed thereto in the Confidentiality Agreement.

The Parties, intending to be legally bound, acknowledge and agree as follows:

1. Consent. For all purposes of the Confidentiality Agreement, E2open hereby consents to each of Wells Fargo, Golub, Silicon Valley Bank, General Electric, Ares and TPG Specialty Lending (collectively, the “Potential Financing Sources”) being a potential debt financing source to be used by Insight in connection with a potential negotiated Transaction between the Parties, provided that such Potential Financing Source enters into a confidentiality agreement with Insight that includes obligations relating to E2open’s Confidential Information that are substantially as restrictive as the obligations in the Confidentiality Agreement except with respect to Sections 6 and 7 thereof (and providing that E2open shall be a third party beneficiary thereof).

2. Miscellaneous.

(a) Except as expressly waived hereby, the Confidentiality Agreement shall continue to be and shall remain in full force and effect in accordance with its terms, and nothing in this Consent shall be deemed to constitute a waiver of noncompliance by E2open or Insight with respect to any other term or provision of the Confidentiality Agreement.

(b) The bold-faced captions appearing in this Agreement have been included only for convenience and shall not affect or be taken into account in the interpretation of this Agreement.

(c) This Consent (together with the Confidentiality Agreement) constitutes the entire agreement between the Recipient and the Provider regarding the subject matter hereof and supersedes any prior agreement between the Recipient and the Provider regarding the subject matter hereof.

(d) This Consent may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transaction or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

The parties have caused this Agreement to be executed as of February 2nd, 2015.

E2OPEN, INC.		INSIGHT VENTURE PARTNERS, LLC

By:	/s/ Peter J. Maloney	By:	/s/ Ryan Hinkle
Title:	CFO	Title:	Managing Director
Address: 4100 East Third Avenue, Suite 400 Foster City, CA 94404		Address: 1114 Avenue of the Americas New York, NY 10036

2